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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20547

                           --------------------------

                                    FORM T-3

                FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
                      UNDER THE TRUST INDENTURE ACT OF 1939

                        MARINER POST-ACUTE NETWORK, INC.
                               (Name of Applicant)

                          ONE RAVINIA DRIVE, SUITE 1500
                             ATLANTA, GEORGIA 30346
                    (Address of principal executive offices)

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          Securities to be Issued Under the Indenture to be Qualified:

                 Title of Class:                        Amount:
          Second Priority Secured Notes               $150,000,000
                    Due 2009

                         -------------------------------

                  Approximate date of proposed public offering:
 Upon the Effective Date (as hereinafter defined) under the Plan (as hereinafter defined), presently anticipated to be on or about May 1, 2002.

                         -------------------------------

                             Stefano M. Miele, Esq.
                              Senior Vice President
                          One Ravinia Drive, Suite 1500
                             Atlanta, Georgia 30346
                                 (678) 443-7000

                                 With copies to:

                             Richard H. Miller, Esq.
                     Powell, Goldstein, Frazer & Murphy LLP
                        191 Peachtree Street, 16th Floor
                             Atlanta, Georgia 30303
                                 (404) 572-6600

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The Applicant hereby amends this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment that specifically states that it will supersede this application for qualification or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939, may determine upon the written request of the Applicant.

                                     GENERAL

1.       GENERAL INFORMATION.

         (a) Form of Organization. The Applicant, Mariner Post-Acute Network, Inc., is a corporation, which will change its name to Mariner Health Care, Inc. as of the Effective Date (defined below). Certain subsidiaries of the Applicant will guarantee the Second Priority Notes (defined below).

         (b) State under the Laws of which Organized. The Applicant is incorporated under the laws of the State of Delaware.


2.       SECURITIES ACT EXEMPTION APPLICABLE.

         On January 18, 2000, the Applicant, Mariner Health Group, Inc., a Delaware corporation, and substantially all of their respective direct and indirect subsidiaries (collectively, the "Debtors"), filed petitions for protection under Chapter 11 of Title 11 of the United States Code, as amended (the "Bankruptcy Code"), in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"). Such proceedings were jointly administered under case Nos. 00-00113 (MFW) through 00-00214 (MFW) inclusive with respect to the Applicant and its subsidiaries and case Nos. 00-00215 (MFW) through 00-00301
(MFW) inclusive with respect to Mariner Health Group, Inc. and its subsidiaries. The Debtors filed with the Bankruptcy Court, among other things, a Second Amended Joint Plan of Reorganization for Mariner Post-Acute Network, Inc., Mariner Health Group, Inc. and their Respective Debtor Affiliates dated February 1, 2002 (as Modified on March 25, 2002 for Confirmation) (with schedules and exhibits thereto, the "Plan").

         The Applicant intends to issue, upon the effective date of the Plan (the "Effective Date"), and under the terms and subject to the conditions set forth in the Plan and the Disclosure Statement pertaining to the Plan (the "Disclosure Statement"), Second Priority Secured Notes due 2009 (the "Second Priority Notes"). The Second Priority Notes will bear interest per annum, reset quarterly, equal to 3-month LIBOR plus 550 basis points in an aggregate principal amount equal to $150,000,000.00. Interest on the Second Priority Notes will be payable quarterly. The Second Priority Notes will be issued pursuant to an indenture (the "Indenture"), to be qualified under this Form T-3, a copy of which is included as Exhibit T3C to this application. The Disclosure Statement and the Plan are included as Exhibits T3E-1 and T3E-2, respectively, to this Application.

         The Second Priority Notes are being offered by the Applicant in reliance on an exemption from the registration requirements of the Securities Act of 1933, as amended (the "Securities Act"), afforded by Section 1145 of Title 11 of the Bankruptcy Code. Generally, Section 1145(a)(1) of the Bankruptcy Code exempts the offer and sale of securities under a bankruptcy plan of reorganization from registration under the Securities Act and under equivalent state securities and "Blue Sky" laws if the following requirements are satisfied: (i) the securities are issued by the debtor (or its successor) under a plan of reorganization; (ii) the recipients of the securities hold a claim against the debtor, an interest in the debtor or a claim for an administrative expense against the debtor; and (iii) the securities are issued in exchange for the recipient's claim against or interest in the debtor or are issued "principally" in such exchange and "partly" for cash or property. The Applicant believes that the issuance of the Second Priority Notes under the Plan will satisfy such requirements of Section 1145(a)(1) of the Bankruptcy Code and, therefore, such issuance is exempt from the registration requirements referred to above.

         The Plan contemplates, among other things, the restructuring of the outstanding debt of the Debtors, in part through the issuance by Applicant of the Second Priority Notes. The Second Priority Notes will mature ___________, 2009. The Second Priority Notes will be secured by liens on all assets that secure the Exit Facility (as defined in the Plan) immediately junior to the liens securing the Exit Facility. The Second Priority Notes shall be issued to holders of Class SP-1 Claims and Class SM-1 Claims as defined and delineated in the Plan. For more complete description of the Second Priority Notes, reference is made to Item 8 of this application and to the Indenture.

                                  AFFILIATIONS

3.       AFFILIATES.

         (a) Subsidiaries of the Applicant. Set forth below is a list of the current direct and indirect subsidiaries of the Applicant, all of which are wholly-owned by the Applicant or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entities.


Amerra Properties, Inc. (DE)
Mariner Healthcare Management Company (GA)
LC Management Company (DE)
LCR, Inc. (DE)
MPN Insurance Company, Ltd. (Caymans)
Mariner Health Group, Inc. (DE)
         Mariner Health Central, Inc. (DE)
         Bride Brook Nursing & Rehabilitation Center, Inc. (CT)
         Long Ridge Nursing and Rehabilitation Center, Inc. (CT)
         Longwood Rehabilitation Center, Inc. (MA)
         Mariner Health of Florida, Inc. (DE)
                  Mariner Health of Palmetto, Inc. (DE)
                  Mariner Health Properties IV, LTD. (FL)                                          (99%)
                  Mariner Health Care at Bonifay, Inc. (DE)
                  Mariner Health Properties, VI, Ltd. (FL)*
                  Regency Health Care Center of Seminole County, Inc. (FL)
                           Mariner - Regency Health Partners, Inc. (DE)                            (50%)
         Mariner Health Care of Tuskawilla, Inc. (DE)
         Compass Pharmacy Services, Inc. (MA)
                  The Ocean Pharmacy, Inc. (CT)
                  Aid & Assistance, Inc. (CT)
         Compass Pharmacy Services of Texas, Inc. (DE)
         Windward Health Care, Inc. (MA)
         Compass Pharmacy Services of Maryland, Inc. (DE)
         Mariner Supply Services, Inc. (DE)
         Mariner Health Care of Inverness, Inc. (DE)
         Mariner Health Care of Fort Wayne, Inc. (DE)
         Mariner Health Care of Atlantic Shores, Inc. (DE)
         Mariner Health Care of Deland, Inc. (DE)
         Mariner Health Care of West Hills, Inc. (DE)
         Mariner Health of Orlando, Inc. (DE)
         Mariner Health of Jacksonville, Inc. (DE)
         Merrimack Valley Nursing & Rehabilitation Center, Inc. (MA)
         Prism Health Group, Inc. (MA)
                  National Health Strategies, Inc. (MA)
                  Prism Home Care, Inc. (MA)
                  Prism Care Centers, Inc. (MA)
                  Prism Hospital Ventures, Inc. (TX)
                  Prism Home Care Company, Inc. (MA)
                           Prism Home Health Services, Inc. (MA)
                  Prism Rehab Systems, Inc. (MA)
         Mariner Health Resources, Inc. (MA)
         Mariner Physician Services, Inc. (DE)
         Mariner Practice Corporation (DE)



--------
* 99% owned by Mariner Health of Florida, Inc. (DE) and 1% owned by Mariner Health Care at Bonifay, Inc. (DE).

         Mariner Health Home Care, Inc. (DE)
         Mariner Health Care of Lake Worth, Inc. (DE)
         Mariner Health Care of Metrowest, Inc. (DE)
         Mariner Health Care of MacClenny, Inc. (DE)
         Mariner Health Care of North Hills, Inc. (DE)
         Methuen Nursing & Rehabilitation Center, Inc. (MA)
         Park Terrace Nursing & Rehabilitation Center, Inc. (MA)
         Mystic Nursing & Rehabilitation Center, Inc. (MA)
         Pendleton Nursing & Rehabilitation Center, Inc. (CT)
         Pinnacle Care Corporation (DE)
                  Mariner Select Staffing Solutions, Inc. (DE)
                  Pinnacle Care Corporation of Williams Bay (TN)
                  Pinnacle Care Corporation of Nashville (TN)
                  Pinnacle Care Management Corporation (TN)
                  Pinnacle Care Corporation of Seneca (TN)
                  Pinnacle Pharmaceutical Services, Inc. (TN)
                  Pinnacle Care Corporation of Sumter (TN)
                           Cypress Nursing Facility, Inc. (SC)
                  Pinnacle Care Corporation of Wilmington (TN)
                           New Hanover/Mariner Health, LLC (NC)                                    (60%)
                  Pinnacle Rehabilitation, Inc. (TN)
                           Pinnacle Rehabilitation of Missouri, Inc. (MO)
                  MedRehab, Inc. (DE)
                           MedRehab of Missouri, Inc. (MO)
                           MedRehab of Louisiana, Inc. (LA)
                           MedRehab of Indiana, Inc. (IN)
                  Pinnacle Care Corporation of Huntington (TN)
                           Tri-State Health Care, Inc. (WV)
                                    Seventeenth Street Associates Limited Partnership (WV)*
         Mariner Health of Seminole County, Inc. (DE)
                  Mariner - Regency Health Partners, Inc. (DE)                                     (50%)
         Mariner Health Care, Inc. (MA)
                  MHC Transportation, Inc. (DE)
         Mariner Health Care of Orange City, Inc. (DE)
         Mariner Health Care of Southern Connecticut, Inc. (CT)
         Mariner Health Care of Palm City, Inc. (DE)
         Mariner Health Care of Pinellas Point, Inc. (DE)
         Sassaquin Nursing & Rehabilitation Center, Inc. (MA)
         Mariner Health Care of Port Orange, Inc. (DE)
         Mariner Health of Maryland, Inc. (DE)
                  Beechwood Heritage Retirement Community, Inc. (MD)
                  Global Healthcare-Bethesda, LLC (MD)                                             (50%)
                  Mariner Health of Bel Air, LLC (DE)                                              (50%)
                  Allegis Health and Living Center at Heritage Harbour, L.L.C. (MD)**
                  Mariner Health of Forest Hill, LLC (MD)                                          (50%)
                  Brightview of Bel Air, LLC (MD)                                                (12.5%)
Mariner Health Care of Greater Laurel, Inc. (MD)
         Mariner Health Care of Nashville, Inc. (DE)
                  IHS Rehab Partnership, Ltd. (TX)*


--------
* 99% owned by Tri-State Health Care, Inc. (WV) and 1% owned by Pinnacle Care Corporation of Huntington (TN).
** 99% owned by Mariner Health of Maryland, Inc. (DE) and 1% owned by Mariner Health Care of Greater Laurel, Inc. (MD).

                  Westbury Associates, L.P. (GA)                                                   (67%)
         MHC Rehab Corp. (DE)
         Mariner Health Care of Toledo, Inc. (DE)
         Mariner Health of Tampa, Inc. (DE)
                  Tampa Medical Associates, Inc. (FL)
                           Tampa Health Properties, Ltd. (FL)                                       (1%)
Summit Medical Holdings, Ltd. (DE)
         Summit Hospital Holdings, Inc. (GA)
                  Summit Hospital of East Georgia, Inc. (GA)
                  Summit Hospital of Southeast Texas, Inc. (GA)
                  Summit Hospital of West Georgia, Inc. (GA)
                  Summit Institute for Pulmonary Medicine and Rehabilitation, Inc. (GA)
                  Summit Hospital of Southeast Arizona, Inc. (GA)
                  Summit Hospital of Southwest Louisiana, Inc. (GA)
                  Summit Institute of Austin, Inc. (GA)
                  Summit Medical Management, Inc. (GA)
LCA Operational Holding Company (DE)
         Brian Center Health & Rehabilitation/Tampa, Inc. (AL)
         Brian Center Management Corporation (NC)
         Living Centers Development Company (DE)
         Living Centers Holding Company (DE)
         Hospice Associates of America, Inc. (DE)
         Living Centers-East, Inc. (DE)
         Brian Center Health & Retirement/Wallace, Inc. (NC)
         Brian Center of Central Columbia, Inc. (SC)
         Livings Centers-Southeast, Inc. (NC)
                  Brian Center of Asheboro, Inc. (NC)
                  Brian Center Health & Retirement/Alleghany, Inc. (NC)
                  Brian Center Health & Retirement/Bastian, Inc. (NC)
                  Brian Center Nursing Care/Fincastle, Inc. (NC)
                  Living Centers-PHCM, Inc. (NC)
                  Living Centers-Southeast Development Corporation (NC)
         Living Centers LTCP Development Company (DE)
                  American Geriatric Management Services, Inc. (TX)                                (75%)
         Brian Center Nursing Care/Hickory, Inc. (NC)
         American Rehability Services, Inc. (UT)
                  Rehability Health Services, Inc. (TX)
                  Med-Therapy Rehabilitation Services, Inc. (NC)
         Brian Center Nursing Care/Powder Springs, Inc. (GA)
         Living Centers - Rocky Mountain, Inc. (NV)
         Living Centers of Texas, Inc. (DE)
                  Devcon Holding Company (DE)
         American Pharmaceutical Services, Inc. (DE)
                  American Medical Insurance Billing Services, Inc. (GA)
                  APS Pharmacy Management, Inc. (TX)
                           APS Holding Company, Inc. (NV)
                           Professional Rx Systems, Inc. (FL)
                           Nan-Dan Corp. (FL)
GranCare, Inc. (DE)
         AMS Green Tree, Inc. (WI)
         AMS Properties, Inc. (DE)
         American-Cal Medical Services, Inc. (CA)
         Cornerstone Health Management Company (DE)
         GC Services, Inc. (CA)


--------
* 99% owned by Mariner Health of Florida, Inc. (DE) and 1% owned by Mariner Health Care of Bonifay, Inc. (DE).

         GCI Bella Vita, Inc. (CO)
         GCI Camellia Care Center, Inc. (CO)
         GCI Colter Village, Inc. (AZ)
         GCI East Valley Medical & Rehabilitation Center, Inc. (AZ) HostMasters, Inc. (CA)
         GCI Health Care Centers, Inc. (DE)
         GCI Faith Nursing Homes, Inc. (SC)
         GCI Jolley Acres, Inc. (SC)
         GCI Palm Court, Inc. (CA)
         GCI Prince George, Inc. (SC)
         GCI Springdale Village, Inc. (SC)
         GCI Village Green, Inc. (SC)
         GranCare of Michigan, Inc. (MI)
         GranCare of North Carolina, Inc. (NC)
         Professional Health Care Management, Inc. (MI)
                  Cambridge Bedford, Inc. (MI)
                  Cambridge East, Inc. (MI)
                  Cambridge North, Inc. (MI)
                  Cambridge South, Inc. (MI)
                  Clintonaire Nursing Homes, Inc. (MI)
                  Crestmont Health Center, Inc. (MI)
                  Frenchtown Nursing Home, Inc. (MI)
                  Madonna Nursing Center, Inc. (MI)
                  Heritage Nursing Home, Inc. (MI)
                  St. Anthony Nursing Homes, Inc. (MI)
                  International Health Care Management, Inc. (MI)
                  International X-Ray, Inc. (MI)
                  Nightingale East Nursing Center, Inc. (MI)
                  Middlebelt-Hope Nursing Home, Inc. (MI)
                  Middlebelt Nursing Home, Inc. (MI)
         HMI Convalescent Care, Inc. (CA)
         GCI Indemnity, Inc. (VT)
         GranCare of Northern California, Inc. (CA)
         Evergreen Healthcare, Inc. (GA)
                  Connerwood Healthcare, Inc. (IN)
                  Heritage of Louisiana, Inc. (LA)
                  National Heritage Realty, Inc. (LA)
                  EH Acquisition Corp. III (GA)
                  Omega/Indiana Care Corp. (DE)
                  Evergreen HealthCare Ltd., L.P. (IN)*
                  EH Acquisition Corp. (GA)
                           EH Acquisition Corp. II (GA)
         GranCare South Carolina, Inc. (SC)
         GranCare Home Health Services, Inc. (CA)
         GCI-Wisconsin Properties, Inc. (WI)
         Renaissance Mental Health Center, Inc. (WI)
         Summit Institute of West Monroe, Inc. (GA)
         GCI Rehab, Inc. (CA)
                  GCI Therapies, Inc. (CA)
                  GCI-Cal Therapies Company (CA)


--------
* 41.5% owned by Evergreen Healthcare, Inc. (IN) and 58.5% owned by Omega/Indiana Care Corp. (DE).

         (b) Subsidiaries of the Applicant as of the Effective Date. Set forth below is a list of the direct and indirect subsidiaries of the Applicant, as will exist on the Effective Date. All of which are wholly owned by the Applicant or its subsidiaries unless otherwise indicated. The names of indirectly owned entities are indented and listed under their direct parent entitles.


MPN Insurance Company, Ltd. (Caymans)
Mariner Health Massachusetts Shelf Corporation (f/k/a Mariner Health Care, Inc.) (MA)
         MHC Transportation, Inc. (DE)
Mariner Select Staffing Solutions, Inc. (DE)
Prism Rehab Systems, Inc. (MA)
Amerra Properties, Inc. (DE)
Compass Pharmacy Services of Texas, Inc. (DE)
Rehability Health Services, Inc. (TX)
LCR, Inc. (DE)
Mariner Health Care Management Company (f/k/a LC Management Company) (DE)
         Mariner Health Central, Inc. (DE)
         MHC Recruiting Company (DE)
MHC Holding Company (DE)
         Summit Medical Holdings, Ltd. (DE)
                  Cornerstone Health Management Company (DE)
                  Summit Hospital of Southeast Arizona, Inc. (GA)
                  Summit Institute for Pulmonary Medicine and Rehabilitation, Inc. (GA)
                  Summit Hospital of Southwest Louisiana, Inc. (GA)
                  Summit Medical Management, Inc. (GA)
                  Summit Institute of Austin, Inc. (GA)
         MHC Consolidating Corporation (f/k/a Mariner Healthcare Management Company) (GA)
                  GCI Rehab, Inc. (CA)
                           GCI Therapies, Inc. (CA)
                           CGI-Cal Therapies Company (CA)
                  GranCare Home Health Services, Inc. (CA)
                  GranCare of North Carolina, Inc. (NC)
                  Brian Center Management Corporation (NC)
                  American Rehability Services, Inc. (UT)
                           Med-Therapy Rehabilitation Services, Inc. (NC)
                  Hospice Associates of America, Inc. (DE)
                  Living Centers Development Company (DE)
                  Brian Center Health & Rehabilitation/Tampa, Inc. (AL)
                  Brian Center Health & Retirement/Alleghany, Inc. (NC)
                  Brian Center Health & Retirement/Bastian, Inc. (NC)
                  Brian Center Nursing Care/Fincastle, Inc. (NC)
                  Living Centers-Southeast Development Corporation (NC)
                  Mariner Practice Corporation (DE)
                  Mariner Physician Services, Inc. (DE)
                  Mariner Health of Seminole County, Inc. (DE)
                           Mariner - Regency Health Partners, Inc. (DE)*
                  Regency Health Care Center of Seminole County, Inc. (FL)
                  Mariner Health Home Care, Inc. (DE)
                  Mariner Health Care of Fort Wayne, Inc. (DE)
                  Park Terrace Nursing & Rehabilitation Center, Inc. (MA)
                  Prism Health Group, Inc. (MA)
                           National Health Strategies, Inc. (MA)
                           Prism Care Centers, Inc. (MA)
                           Prism Home Care Company, Inc. (MA)
                                    Prism Home Health Services, Inc. (MA)


--------
* 50% owned by Mariner Health of Seminole County, Inc. (DE) and 50% owned by Regency Health Care Center of Seminole County, Inc. (FL).

                           Prism Home Care, Inc. (MA)
                           Prism Hospital Ventures, Inc. (TX)
                  Mariner Health Resources, Inc.
                  Pinnacle Care Management Corporation (TN)
                  MedRehab, Inc. (DE)
                           MedRehab of Indiana, Inc. (IN)
                           MedRehab of Missouri, Inc. (MO)
                  Pinnacle Rehabilitation, Inc. (TN)
                           Pinnacle Rehabilitation of Missouri, Inc. (MO)
         Living Centers LTCP Development Company (DE)
                  American Geriatric Management Services, Inc. (TX)                                  (75%)
         MHC Texas Holding Company, LLC (f/k/a LCA Operational Holding Company) (DE)
                  Living Centers of Texas, Inc. (DE)
                           Devcon Holding Company (DE)
                  GCI Health Care Centers, Inc. (DE)
                  Mariner Health Care of Nashville, Inc. (DE)
                           Westbury Associates, L.P. (GA)                                            (67%)
                           IHS Rehab Partnership, LTD. (TX)*
                  MHC Rehab Corp. (DE)
         EH Acquisition Corp. III (GA)
         MHC MidAtlantic Holding Company (DE)
                  GranCare South Carolina, Inc. (SC)
                  Living Centers-Southeast, Inc. (NC)
                  Pinnacle Care Corporation of Wilmington (TN)
                           New Hanover/Mariner Health LLC (NC)                                       (60%)
         MHC MidAmerica Holding Company (DE)
                  National Heritage Realty, Inc. (LA)
                           Heritage of Louisiana, Inc. (LA)
                           MedRehab of Louisiana, Inc. (LA)
                  MHC Illinois, Inc. (f/k/a/ Omega/Indiana Care Corp.) (DE)
                  GCI-Wisconsin Properties, Inc. (WI)
                           Renaissance Mental Health Center, Inc. (WI)
                           Pinnacle Care Corporation of Williams Bay (TN)
                  GranCare of Michigan, Inc. (MI)
                  Mariner Health Care of Toledo, Inc. (DE)
                  Pinnacle Care Corporation of Huntington (TN)
                           Tri-State Health Care, Inc. (WV)
                                    Seventeenth Street Associates Limited Partnership (WV)**
         MHC Gulf Coast Holding Company (DE)
                  Brian Center Nursing Care/Austell, Inc. (GA)
                  Living Centers-East, Inc. (DE)
                  Pinnacle Care Corporation of Nashville (TN)
         MHC Rocky Mountain Holding Company (DE)
                  Living Centers-Rocky Mountain, Inc. (NV)
         MHC West Holding Company (DE)
                  GranCare, LLC (DE)
         MHC Northeast Holding Company (DE)
                  Bride Brook Nursing & Rehabilitation Center, Inc. (CT)
                  Longwood Rehabilitation Center, Inc. (MA)
                  Pendleton Nursing & Rehabilitation Center, Inc. (CT)
                  Mariner Health Care of West Hills, Inc. (DE)
                  Beechwood Heritage Retirement Community, Inc. (MD)



--------
* 50% owned by Mariner Health Care of Nashville, Inc. (DE)and 50% owned by MHC Rehab Corp. (DE).
** 99% owned by Tri-State Health Care, Inc. (WV) and 1% owned by Pinnacle Care Corporation of Huntington (TN).

                  Mystic Nursing and Rehabilitation Center, Inc. (MA)
                  Mariner Health Care of Southern Connecticut, Inc. (CT)
                  Methuen Nursing & Rehabilitation Center, Inc. (MA)
                  Mariner Health Care of North Hills, Inc. (DE)
                  Merrimack Valley Nursing & Rehabilitation Center, Inc. (MA)
                  Long Ridge Nursing and Rehabilitation Center, Inc. (CT)
                  Sassaquin Nursing & Rehabilitation Center, Inc. (MA)
                  Mariner Health of Greater Laurel, Inc. (MD)
                  Mariner Health of Maryland, Inc. (DE)
                           Mariner Health of Bel Air, LLC (DE)                                       (50%)
                           Global Healthcare-Bethesda, LLC (MD)                                      (50%)
                           Mariner Health of Forest Hill, LLC (DE)                                   (50%)
                           Brightview of BelAir, LLC (MD)                                          (12.5%)
         MHC Florida Holding Company (DE)
                  Mariner Health of Orlando, Inc. (DE)
                  Mariner Health Care of Atlantic Shores, Inc. (DE)
                  Mariner Health at Bonifay, Inc. (DE)
                  Mariner Health Care of Deland, Inc. (DE)
                  Mariner Health of Palmetto, Inc. (DE)
                  Mariner Health of Jacksonville, Inc. (DE)
                  Mariner Health Care of Lake Worth, Inc. (DE)
                  Mariner Health Care of Inverness, Inc. (DE)
                  Mariner Health Care of MacClenny, Inc. (DE)
                  Mariner Health Care of Metrowest, Inc. (DE)
                  MHC/CSI Florida, Inc. (DE)
                  MHC/LCA Florida, Inc. (DE)
                  Mariner Health Care of Tuskawilla, Inc. (DE)
                  Mariner Health of Florida, Inc. (DE)
                           Mariner Health Properties IV, Ltd. (FL)*
                  Mariner Health of Tampa, Inc. (DE)
                           Tampa Medical Associates, Inc. (FL)
                           Tampa Health Properties, Ltd. (FL)                              (1%)
                  Mariner Health Care of Port Orange, Inc. (DE)
                  Mariner Health Care of Pinellas Point, Inc. (DE)
                  Mariner Health Care of Palm City, Inc. (DE)
                  Mariner Health Care of Orange City, Inc. (DE)
         American Pharmaceutical Services, Inc. (DE)
                  APS Pharmacy Management, Inc. (TX)
                           APS Holding Company, Inc. (NV)
                           Professional Rx Systems, Inc. (FL)
                           Nan-Dan Corp. (FL)
                  American Medical Insurance Billing Services, Inc. (GA)
                  Compass Pharmacy Services of Maryland, Inc. (DE)
                  Mariner Supply Services, Inc. (DE)
                  Windward Health Care Inc. (MA)
                  Compass Pharmacy Services, Inc. (MA)
                           Aid & Assistance, Inc. (CT)
                           The Ocean Pharmacy, Inc. (CT)
                  Pinnacle Pharmaceutical Services, Inc. (TN)
         Professional Health Care Management, Inc. (MI)
                  Cambridge Bedford, Inc. (MI)
                  Crestmont Health Center, Inc. (MI)
                  Cambridge East, Inc. (MI)
                  Heritage Nursing Homes, Inc. (MI)



--------
* 99% owned by Mariner Health of Florida, Inc. (DE) and 1% owned by Mariner Health of Tampa, Inc. (DE).

                  Cambridge North, Inc. (MI)
                  Nightingale East Nursing Center, Inc. (MI)
                  Cambridge South, Inc. (MI)
                  Middlebelt-Hope Nursing Home, Inc. (NC)
                  Clintonaire Nursing Home, Inc. (MI)
                  Living Centers - PHCM, Inc. (NC)
                  International Health Care Management, Inc. (MI)

         (c) See Item 4 for "Directors and Executive Officers" of the Applicant, some of whom may be deemed to be "affiliates" of the Applicant by virtue of their current or future positions with the Applicant.

         (d) See Item 5 for "Principal Owners of Voting Securities" of the Applicant, some of which may be deemed to be "affiliates" of the Applicant by virtue of their holdings.

         (e) Except as set forth above and in Items 4 and 5 of this application, the Applicant's affiliates, including the basis of control with respect thereto, will be unchanged upon the Effective Date.


                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS.

         (a) Directors and Executive Officers of the Applicant. The following table sets forth the names of, and all offices held by, all current directors and executive officers of the Applicant. The mailing address for each director and executive officer listed below is Mariner Post-Acute Network, Inc., One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

                     NAME                                   OFFICE OR POSITION
         C. Christian Winkle           President, Chief Executive Officer and Director
         Susan Thomas Whittle          Executive Vice President, General Counsel and Secretary
         Boyd P. Gentry                Senior Vice President and Treasurer
         John J. Notermann             Senior Vice President, Corporate Development
         David F. Polakoff, M.D.       Senior Vice President, Medical Affairs and Chief Medical Officer
         Gene E. Burleson              Chairman of the Board of Directors
         Joel S. Kanter                Director
         William G. Petty, Jr.         Director

         (b) Directors and Executive Officers of the Applicant as of the Effective Date. The following table sets forth the names and addresses of those persons chosen to serve as directors of the Applicant's reorganized Board of Directors and executive officers, as of the Effective Date. The mailing address for each director and executive officer listed below is Mariner Post-Acute Network, Inc., One Ravinia Drive, Suite 1500, Atlanta, Georgia 30346.

                     NAME                                   OFFICE OR POSITION
         C. Christian Winkle           President, Chief Executive Officer and Director
         William C. Straub             Senior Vice President and Chief Accounting Officer
         Boyd P. Gentry                Senior Vice President and Treasurer
         Stefano M. Miele              Senior Vice President
         Terry O'Malley                Senior Vice President, Human Resources
         Patrick H Daugherty           Director
         Earl P. Holland               Director
         Mohsin Y. Meghji              Director
         M. Edward Sterns              Director

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) Voting Securities of the Applicant. Presented below is certain information regarding each person owning 10% or more of the voting securities of the Applicant as of April 18, 2002. The information with respect to the holders of the Applicant's voting securities is drawn from information that has been publicly filed with the Securities and Exchange Commission.

                     NAME AND                       TITLE OF                                 % OF VOTING
                 MAILING ADDRESS                  CLASS OWNED           AMOUNT OWNED       SECURITIES OWNED
                 ---------------                  -----------           ------------       ----------------
         Credit Suisse First Boston
          11 Madison Avenue                       Common Stock        16,364,771 shares           22.2%
          New York, New York
          10010-3629

         (b) Voting Securities of the Applicant as of the Effective Date. Presented below is certain information regarding each person expected, on the basis of present holdings, commitments and information, to own 10% or more of the Applicant voting securities to be outstanding as of the Effective Date.

                     NAME AND                       TITLE OF                                 % OF VOTING
                 MAILING ADDRESS                  CLASS OWNED          AMOUNT OWNED        SECURITIES OWNED
                 ---------------                  -----------          ------------        ----------------
         OCM Administrative Services II, LLC
          333 South Grand Ave., 28th Floor        Common Stock       3,616,475 shares           18.08%
          Los Angeles, CA 90071


6.       UNDERWRITERS.

         (a) No person acted as an underwriter of any securities of the Applicant within the last three years prior to the date of the filing of this application, which were outstanding on the date of this application.

         (b) As a result of the fact that the Second Priority Notes are being issued as part of the Plan, they will be distributed by the Applicant directly to the holders of the claims of the Applicant's prepetition senior Credit Facilities lenders. Therefore, no person is acting as principal underwriter of the Second Priority Notes proposed to be issued pursuant to the Indenture.


                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a)(1) Capital Securities as of April 18, 2002. The following table sets forth certain information with respect to each authorized class of securities of the Applicant as of April 18, 2002.

                      TITLE OF CLASS                          AMOUNT AUTHORIZED            AMOUNT OUTSTANDING
                      --------------                          -----------------            ------------------
Common Stock, $.01 par value                                  500,000,000 shares           73,688,379 shares

Preferred Stock, $.01 par value                                5,000,000 shares         None issued and outstanding

9 1/2% Senior Subordinated Notes due 2007 of the
Applicant                                                        $275,000,000                $274,121,000

10 1/2% Senior Subordinated Discount Notes due 2007
of the Applicant                                                 $294,000,000                $220,071,000

9 1/2% Senior Subordinated Notes due 2006 of Mariner
Health Group, Inc. (a wholly-owned subsidiary of the
Applicant)                                                       $150,000,000                $103,136,000

         (a)(2) Capital Securities as of the Effective Date. The authorized classes of securities, and the numbers of authorized and issued securities of the Applicant, as of the Effective Date, are set forth below.

                 TITLE OF CLASS                           AMOUNT AUTHORIZED                AMOUNT OUTSTANDING
                 --------------                           -----------------                ------------------
New Common Stock, $.01 par value per share                80,000,000 shares                20,000,000 shares

New Preferred Stock, $.01 par value per share             10,000,000 shares           None issued and outstanding

Warrants to Purchase New Common Stock, exercise     Exercisable for an aggregate      Exercisable for an aggregate
price $28.04                                          amount of 753,786 shares          amount of 753,786 shares

Second Priority Notes                                        $150,000,000                      $150,000,000


         (b)(1) Voting Rights of Capital Securities. Each share of the Applicant's Common Stock entitles the holder thereof to one vote on each matter submitted to a vote at all meetings of the Applicant's common stockholders.

         (b)(2) Voting Rights of Capital Securities as of the Effective Date. Each share of New Common Stock will entitle the holder thereof to one vote on each matter submitted to a vote at all meetings of holders of the Applicant's New Common Stock. Holders of Warrants to Purchase New Common Stock have no voting rights, until such Warrants are exercised and shares of New Common Stock are received in exchange thereof. Holders of Second Priority Notes have no voting rights.


                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

                  The following is a general description of certain provisions of the Indenture to be qualified. The description is qualified in its entirety by reference to the form of Indenture filed as Exhibit T3C hereto. Capitalized terms used below and not defined have the same meaning as set forth in the Indenture.

         Events of Default; Withholding of Notice.

                  Events of Default under the Indenture occur if: (1) there is a default in the payment of any principal of, or premium, if any, on the Second Priority Notes when the same becomes due and payable; (2) default for 30 days in the payment of any interest on the Second Priority Notes after such interest becomes due and payable; (3) the Applicant or any Guarantor fails to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture; (4) the Applicant or any Guarantor defaults in the observance or performance of any other provision, covenant or agreement contained in the Second Priority Notes, the Indenture or the Collateral Documents for 30 days after written notice from the Trustee or the holders of not less than 25% in aggregate principal amount of the Second Priority Notes then outstanding; (5) there is a failure to pay when due principal, interest or premium in an aggregate amount of $10 million or more with respect to any Indebtedness of the Applicant or any Subsidiary, or the acceleration prior to its express maturity of any such Indebtedness aggregating $10 million or more; (6) a court of competent jurisdiction renders a final judgment or judgments which can no longer be appealed for the payment of money in excess of $5 million (which are not paid or covered by third party insurance by financially sound insurers) against the Applicant or any Subsidiary and such judgment remains undischarged for a period of 60 consecutive days during which a stay of enforcement of such judgment shall not be in effect; (7) the Applicant or any Subsidiary pursuant to or within the meaning of any Bankruptcy Law: (A) commences a voluntary case or proceeding, (B) consents to the entry of an order for relief against it in an involuntary case or proceeding, (C) consents to the appointment of a Custodian of it or for all or substantially all of its property,
         (D) makes a general assignment for the benefit of its creditors or admits in writing its inability to pay its debt, or (E) generally is not paying its debts as they become due; (8) a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:
         (A) is for relief against the Applicant or any Subsidiary in an involuntary case or proceeding, (B) appoints a Custodian of the Applicant or any Subsidiary or for all or substantially all of the property of the Applicant or any Subsidiary, or (C) orders the liquidation of the Applicant or any Subsidiary, and, in each case, the order or decree remains unstated and in effect for 60 consecutive days; (9) at any time after the execution and delivery thereof, (i) any Guarantee for any reason, other than the satisfaction in full of all Obligations guaranteed thereunder or the release of such Guarantee in accordance with the terms of the Indenture, ceases to be in full force and effect (other than in accordance with its terms) or is declared to be null and void, or (ii) a material Collateral Document ceases to be in full force and effect (other than by reason of a release of Collateral thereunder in accordance with the terms of the Indenture or thereof, the satisfaction in full of the Obligations or any other termination of such Collateral Document in accordance with the terms hereof or thereof) or is declared null and void, or the Trustee or the Collateral Agent does not have or shall cease to have a valid and perfected second priority Lien on any Collateral purported to be covered thereby having a fair market value, individually or in the aggregate, exceeding $2,500,000, in each case for any reason other than the failure of the Trustee or the Collateral Agent to take any action within its control; and (10) Holders of Senior Indebtedness holding a Lien on the stock or assets of the Applicant take any judicial action to enforce such Lien.

                  If a Default or Event of Default occurs and is continuing and if it is known to the Trustee, the Trustee is required to mail to each Noteholder notice of the Default or Event of Default within 90 days after it occurs. Except in the case of a Default or Event of Default in payment of principal or premium, if any, or interest on the Second Priority Notes, or that resulted from the failure of the Applicant to comply with the restrictions concerning merger, consolidation or transfer of assets contained in the Indenture, the Trustee may withhold the notice if and so long as a committee of its Trust Officers in good faith determines it to be in the best interests of the holders of the Second Priority Notes to do so.

         Authentication and Delivery of Second Priority Notes; Application of Proceeds.

                  The Second Priority Notes will be executed on behalf of the Applicant by two Officers of the Applicant or an Officer and an Assistant Secretary of the Applicant. Such signatures may be either manual or facsimile. If an Officer whose signature is on a Second Priority Note no longer holds that office at the time the Trustee authenticates the Second Priority Note or at any time thereafter, the Second Priority Note shall be valid nevertheless.

                  A Second Priority Note shall not be valid until the Trustee manually signs the certificate of authentication on the Second Priority Note. Such signature will be conclusive evidence that the Second Priority Senior Note has been authenticated under the Indenture. The Second Priority Notes will be issuable only in registered form without coupons and only in denominations of $1,000 and integral multiples thereof. The Trustee will issue Second Priority Senior Notes upon a Company Request. The Trustee may appoint an authenticating agent acceptable to the Applicant to authenticate Second Priority Notes. Unless limited by the terms of such appointment, an authenticating agent may authenticate Second Priority Notes whenever the Trustee may do so.

         Release or Release and Substitution of Property.

                  Subject to the next three paragraphs, Collateral may be released from the Lien and security interest created by the Indenture and the Collateral Documents at any time or from time to time upon the request of the Applicant pursuant to an Officers' Certificate certifying that all terms for release and conditions precedent under the Indenture and under the applicable Collateral Document have been met and specifying (A) the identity of the Collateral to be released and (B) the provision of the Indenture which authorizes such release. The Trustee will release, and will give any necessary consent, waiver or instruction to the Collateral Agent to release (at the sole cost and expense of the Applicant): (i) all Collateral that is contributed, sold, leased, conveyed, transferred or otherwise disposed of; provided, such contribution, sale, lease, conveyance, transfer or other distribution is or will be in accordance with the provisions of the Indenture, including, without limitation, the requirement that the net proceeds, if any, from such contribution, sale, lease, conveyance, transfer or other distribution are or will be applied in accordance with the Indenture and that no Default or Event of Default has occurred and is continuing or would occur immediately following such release;
         (ii) Collateral which may be released with the consent of Holders pursuant to Article 8 of the Indenture (Amendments, Supplements and Waivers); (iii) all Collateral (except as provided in Article 9 of the Indenture (Discharge of Indenture,

         Defeasance)) upon discharge or defeasance of the Indenture in accordance with Article 9 of the Indenture; (iv) all Collateral upon the payment in full of all obligations of the Applicant with respect to the Second Priority Notes; and (v) Collateral of a Guarantor whose Guarantee is released pursuant to Section 11.4 of the Indenture (Release of Guarantor). Upon receipt of such Officers' Certificate, an Opinion of Counsel and any other opinions or certificates required by the Indenture and the Trust Indenture Act, the Trustee will execute, deliver or acknowledge any necessary or proper instruments of termination, satisfaction or release to evidence the release of any Collateral permitted to be released pursuant to the Indenture and the Collateral Documents.

                  No Collateral may be released from the Lien and security interest created by the Collateral Documents pursuant to the provisions of the Collateral Documents unless there have been delivered to the Trustee the certificates required above.

                  The Trustee may release Collateral from the Lien and security interest created by the Indenture and the Collateral Documents upon the sale or disposition of Collateral pursuant to the Trustee's powers, rights and duties with respect to remedies provided under any of the Collateral Documents.

                  The release of any Collateral from the terms of the Indenture and the Collateral Documents will not be deemed to impair the security under the Indenture in contravention of the provisions of the Indenture if and to the extent the Collateral is released pursuant to the terms of the Indenture. To the extent applicable, the Applicant must comply with Section 313(b) of the Trust Indenture Act, relating to reports, and Section 314(d) of the Trust Indenture Act, relating to the release of property or securities from the Lien and security interest of the Collateral Documents and relating to the substitution therefor of any property or securities to be subjected to the Lien and security interest of the Collateral Documents. Any certificate or opinion required by Section 314(d) may be made by an Officer of the Applicant except in cases where Section 314(d) requires that such certificate or opinion be made by an independent Person, which Person shall be an independent engineer, appraiser or other expert selected or approved by the Trustee in the exercise of reasonable care.

         Satisfaction and Discharge of the Indenture.

                  The Applicant and the Guarantors, if any, may terminate their obligations under the Second Priority Notes, the Guarantees, if any, and the Indenture, except the surviving obligations referred to below, if all Second Priority Notes theretofore authenticated and delivered (other than any Second Priority Notes that are asserted to have been destroyed, lost or stolen and that shall have been replaced) have been cancelled by the Trsutee or delivered to the Trustee for cancellation and the Applicant has paid all sums payable by it under the Indenture or deposited all required sums with the Trustee.

                  After such delivery the Trustee upon request is required to acknowledge in writing the discharge of the Applicant's and the Guarantors' obligations under the Second Priority Notes, the Guarantees and the Indenture except for those surviving obligations specified below.

                  Notwithstanding the satisfaction and discharge of the Indenture, the obligations of the Applicant in Sections 2.7 (Replacement Senior Notes), 7.7 (Compensation and Indemnity), 9.5 (Deposited Money and U.S. Government Obligations to be Held in Trust; Other Miscellaneous Provisions), 9.6 (Reinstatement) and 9.8 (Moneys Held by Trustee) of the Indenture shall survive.

         Statement as to Compliance.

                  The Applicant and each Guarantor (to the extent that such Guarantor is so required under the Trust Indenture Act) must deliver to the Trustee, within 120 days after the end of each fiscal year of the Applicant, an Officers' Certificate (one of the signers of which must be the principal executive officer, principal financial officer or principal accounting officer of the Applicant or such Guarantor, as the case may be) complying with Section 314(a)(4) of the Trust Indenture Act stating that a review of the activities of the Applicant or such Guarantor, as the case may be, during such fiscal year has been made under the supervision of the signing Officers with a view to determining whether the Applicant or such Guarantor, as the case may be, has kept, observed, performed and fulfilled its obligations under the Collateral Documents and the Indenture, and further stating, as to each such Officer signing such certificate, that to the best of his or her knowledge the Applicant or such Guarantor, as the case may be, has kept, observed, performed and fulfilled each and every covenant contained in the Collateral Documents and the Indenture and is not in default in the performance or observance of any of the terms, provisions and conditions thereof or under the Indenture (determined without regard to any period of grace or requirement of notice provided in the Indenture), or, if a Default or Event of Default has occurred, describing all of such Defaults or Events of Default of which he or she may have knowledge and what action the Applicant or such Guarantor, as the case may be, is taking or proposes to take with respect thereto.

                  The Applicant is required, so long as any of the Second Priority Notes are outstanding, to deliver to the Trustee, forthwith upon any Officer's becoming aware of any Default or Event of Default, an Officers' Certificate specifying the nature and extent of the same in reasonable detail and what action the Applicant or the Guarantor, as the case may be, is taking or proposes to take with respect thereto.

9.       OTHER OBLIGORS.

         The Applicant's obligations with respect to the Second Priority Notes will be guaranteed by certain of the Applicant's Subsidiaries (as defined in the Indenture) on the issue date. The complete mailing address of the Applicant's Subsidiaries is One Ravinia Drive, Suite 1500, Atlanta, GA 30346.

Contents of Application for Qualification.

         This application for qualification comprises:

         (a)      pages numbered 1 to 16, consecutively (and attached Exhibit
                  Index);
         (b) the statement of eligibility and qualification of the trustee under the Indenture to be qualified (filed as Exhibit T3-G hereto);
         (c) the following exhibits, in addition to those filed as part of the statement of eligibility and qualification of the trustee:

          EXHIBIT NO.                        DESCRIPTION
          -----------                        -----------
         Exhibit T3A-1     Second Amended and Restated Certificate of
                           Incorporation of Applicant, as filed on July 31,
                           1998, with the Secretary of State of the State of
                           Delaware (filed as Annex VIII to the Applicant's
                           Registration Statement on Form S-4, Registration No.
                           333-57339, and incorporated herein by reference).

         Exhibit T3A-2*    Form of Third Amended and Restated Certificate of
                           Incorporation of the Applicant to become effective
                           as of the Effective Date.

         Exhibit T3B-1     Third Amended and Restated By-Laws of the Applicant
                           (filed as Exhibit 10.108 to the Applicant's Annual
                           Report on Form 10-K for the fiscal year ended
                           September 30, 2000, and incorporated herein by
                           reference).

         Exhibit T3B-2*    Form of Amended and Restated By-Laws of the
                           Applicant, to become effective as of the Effective
                           Date.

         Exhibit T3C*      Form of Indenture by and among the Applicant, the
                           Guarantors and The Bank of New York, as Trustee, for
                           the Second Priority Secured Notes due 2009.


--------
* Filed herewith.

         Exhibit T3D       Not applicable.

         Exhibit T3E-1*    Disclosure Statement for the Second Amended Joint
                           Plan of Reorganization for Mariner Post-Acute
                           Network, Inc. Mariner Health Group, Inc., and their
                           Respective Debtor Affiliates Dated February 1, 2002.

         Exhibit T3E-2     Second Amended Joint Plan of Reorganization for
                           Mariner Post-Acute Network, Inc. Mariner Health
                           Group, Inc., and their Respective Debtor Affiliates
                           Dated February 1, 2002 (as Modified on March 25, 2002
                           for Confirmation) (filed as Exhibit 2.1 to the
                           Applicant's Transition Report on Form 10-K for the
                           transition period from October 1, 2001 to December
                           31, 2001, and incorporated herein by reference).

         Exhibit T3F*      Cross reference sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant
                           to Sections 310 through 318(a), inclusive, of the
                           Trust Indenture Act of 1939 (included as part of
                           Exhibit T3C).

         Exhibit T3G*      Statement of eligibility and qualification of the
                           Trustee on Form T-1.



--------
* Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Applicant, Mariner Post-Acute Network, Inc., a corporation organized and existing under the laws of the State of Delaware, has duly caused this Application for Qualification to be signed on its behalf by the undersigned, thereunto duly authorized, and its seal to be hereunto affixed and attested, all in the city of Atlanta, and State of Georgia, on the 19th day of April, 2002.


                                          MARINER POST-ACUTE NETWORK, INC.

(Seal)
                                          By:    /s/ Stefano M. Miele
                                             -----------------------------------
                                          Name:  Stefano M. Miele
                                               ---------------------------------
                                          Title: Senior Vice President
                                                --------------------------------

Attest:   /s/ Wynn G. Sims
       -----------------------------
Name:    Wynn G. Sims
     -------------------------------
Title:   Senior Corporate Paralegal
      ------------------------------

                                  EXHIBIT LIST


          EXHIBIT NO.                        DESCRIPTION
          -----------                        -----------
         Exhibit T3A-1     Second Amended and Restated Certificate of
                           Incorporation of Applicant, as filed on July 31,
                           1998, with the Secretary of State of the State of
                           Delaware (filed as Annex VIII to the Applicant's
                           Registration Statement on Form S-4, Registration No.
                           333-57339, and incorporated herein by reference).

         Exhibit T3A-2*    Form of Third Amended and Restated Certificate of
                           Incorporation of the Applicant to become effective
                           as of the Effective Date.

         Exhibit T3B-1     Third Amended and Restated By-Laws of the Applicant
                           (filed as Exhibit 10.108 to the Applicant's Annual
                           Report on Form 10-K for the fiscal year ended
                           September 30, 2000, and incorporated herein by
                           reference).

         Exhibit T3B-2*    Form of Amended and Restated By-Laws of the
                           Applicant, to become effective as of the Effective
                           Date.

         Exhibit T3C*      Form of Indenture by and among the Applicant, the
                           Guarantors and The Bank of New York, as Trustee, for
                           the Second Priority Secured Notes due 2009.

         Exhibit T3D       Not applicable.

         Exhibit T3E-1*    Disclosure Statement for the Second Amended Joint
                           Plan of Reorganization for Mariner Post-Acute
                           Network, Inc. Mariner Health Group, Inc., and their
                           Respective Debtor Affiliates Dated February 1, 2002.

         Exhibit T3E-2     Second Amended Joint Plan of Reorganization for
                           Mariner Post-Acute Network, Inc. Mariner Health
                           Group, Inc., and their Respective Debtor Affiliates
                           Dated February 1, 2002 (as Modified on March 25, 2002
                           for Confirmation) (filed as Exhibit 2.1 to the
                           Applicant's Transition Report on Form 10-K for the
                           transition period from October 1, 2001 to December
                           31, 2001, and incorporated herein by reference).

         Exhibit T3F*      Cross reference sheet showing the location in the
                           Indenture of the provisions inserted therein pursuant
                           to Sections 310 through 318(a), inclusive, of the
                           Trust Indenture Act of 1939 (included as part of
                           Exhibit T3C).

         Exhibit T3G*      Statement of eligibility and qualification of the
                           Trustee on Form T-1.


--------
* Filed herewith.